Exhibit 99.1

Fanhua Announces Quarterly Cash Dividend of US$0.25 per ADS for the Third Quarter of 2018

GUANGZHOU, China, November 19, 2018 (GLOBE NEWSWIRE) - Fanhua Inc. (“Fanhua” or “the Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that its Board of Directors has declared a quarterly dividend of US$0.0125 per ordinary share, or US$0.25 per ADS, amounting to a total of US$16.0 million, on November 17, 2018. The dividend is payable on or around December 20, 2018 to shareholders of record on December 5, 2018.

The Company will maintain its regular dividend policy unchanged, pursuant to which cash dividends will be paid on a quarterly basis, with payout ratio of no less than 50% of its net income attributable to shareholders.

The Company will release its unaudited financial results for the third quarter 2018 after the close of the U.S. financial markets on November 20, 2018.

Mr. Chunlin Wang, chairman & CEO and Mr. Peng Ge, CFO will host a conference call to discuss the third quarter 2018 financial results at:

Time: 8:00 p.m. Eastern Standard Time on November 20, 2018 or 9:00 a.m. Beijing/Hong Kong Time on November 21, 2018

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606
India	1-800-3010-6020

The toll dial-in numbers:

China (Mainland)	400-120-0654
Hong Kong & Other Areas	+852-3018-6776

Conference ID #:3447409

Additionally, a live and archived web cast of this call will be available at:

http://ir.fanhuaholdings.com/events-and-presentations

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About Fanhua Inc.

Fanhua Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance. Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad, a mobile sales support application; (3) eHuzhu (www.ehuzhu.com), an online mutual aid platform and (4) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices.

As of June 30, 2018, our distribution and service network consisted of 712 sales and service outlets covering 31 provinces.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, Fanhua’s ability to attract and retain key personnel and productive agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

CONTACT: Oasis Qiu

Investor Relations Manager

Tel: (8620) 83883191

Email: qiusr@fanhuaholdings.com

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